Flavio Cruz, MBA

CFO and Head of Finance & Operations | SaaS · VC-Backed Startups | FP&A · ARR Growth · Fundraising

United States

Contact

+1 (407) 334 1474 (Mobile)
flaviodcruz@outlook.com

www.linkedin.com/in/flaviocruz (LinkedIn)

Top Skills

Financial Planning and Analysis (FP&A)

ARR / MRR / NRR

Fundraising

Languages

Portuguese (Native or Bilingual)

English (Native or Bilingual)

Spanish (Limited Working)

German (Limited Working)

Greek (Elementary)

Summary

Finance executive with 15+ years driving financial and business strategies, FP&A, and operational excellence at SaaS companies, Fortune 500 enterprises, and VC-backed startups. As CFO and Head of Finance & Operations at NameCoach (SaaS, Palo Alto), I own the Finance, HR, and IT functions — spanning financial modeling and cash flow management, board reporting, fundraising support, people operations, and technology infrastructure. I partner directly with the CEO and investors to translate company strategy into financial plans that support ARR growth, runway optimization, and capital efficiency.Core competencies: ▸ SaaS Financial Modeling & Metrics (ARR, MRR, Churn, LTV, CAC, NRR) ▸ FP&A — Budgeting, Forecasting & Variance Analysis ▸ Fundraising & Investor Relations (VC due diligence, cap table) ▸ Board Reporting & Executive Presentations ▸ Cash Flow Management & Runway Planning ▸ Revenue Operations & GTM Finance ▸ Tech Stack - Salesforce, AI tools (Manus, Claude, ChatGPT), QBO, Carta, Google Workspace, Looker, MS Office ▸ Corporate Strategy, Due Diligence & Business Transformation ▸ Cross-functional Team Leadership (Finance, Legal, HR, Ops) Previously built and delivered strategic plans for The Coca-Cola Company in Brazil (4th largest market globally), led global strategy and PMO at Tupperware Brands, and managed R&D programs at Ericsson across 8 international locations. MBA · University of Cambridge, UK | BS Electrical Engineering · UFMG Open to: CFO · VP Finance · Head of Finance & Operations · Director of FP&A | Remote

Experience

NameCoach
6 years

Chief Financial Officer
January 2021 - Present (5 years 4 months)

San Francisco Bay Area

– Own full P&L, FP&A, and financial operations for a VC-backed SaaS company; lead annual budgeting, rolling forecasts, and monthly variance analysis against ARR, MRR, churn, and gross margin targets
– Serve as primary finance partner to the CEO and board; prepare board packages, investor updates, and cap table management for fundraising rounds
– Built and maintain SaaS financial model tracking ARR growth, net revenue retention (NRR), CAC payback period, LTV:CAC ratio
– Oversee cash flow management and runway planning to support strategic hiring and product investment decisions
– Lead cross-functional operations including HR, Legal, IT and vendor management, enabling the CEO to focus on product and GTM strategy
– Implemented reporting infrastructure using AI tools to deliver real-time revenue and operational metrics to leadership

Strategy Advisor to the CEO
2020 - 2021 (1 year)

– Advised CEO on fundraising strategy, financial modeling, and go-to-market planning ahead of Series A
– Led competitive analysis, market sizing, and investor pitch preparation including financial projections and unit economics
– Supported finance, marketing, and operations workstreams to position company for institutional VC investment

Tupperware Brands
Global Director, Corporate Strategy and Transformation
2017 - 2020 (3 years)
Orlando, Florida Area

– Directed enterprise-wide portfolio analysis and growth strategy for a $2B+ global consumer brand, evaluating where-to-play and how-to-win across 80+ international markets
– Led large-scale business transformation and PMO initiatives including digital transformation, GTM evolution, and divestiture processes
– Delivered competitive intelligence, financial and business analysis, and strategic recommendations directly to C-suite and Board
– Managed cross-functional programs across Finance, Operations, Marketing, and Legal teams spanning multiple geographies

The Coca-Cola Company
Strategy and Business Planning Senior Manager
2014 - 2016 (2 years)

Greater Rio de Janeiro

– Oversaw long-range strategic planning and multi-billion-dollar annual business planning process for Coke's 4th largest market worldwide
– Produced comprehensive monthly and quarterly business performance reviews for the BU President and senior leadership team
– Identified critical strategic issues and prepared assessments used to drive growth decisions at the BU President and regional leadership level
– Directed content for annual leadership and bottling-partner conferences to align strategy across the business unit

BAT

Strategic Planning Senior Manager, Americas Region

2011 - 2014 (3 years)
Greater Rio de Janeiro

– Built the Americas region's long-term corporate strategy in partnership with the Regional President and leadership team
– Delivered macroeconomic analyses, long-term financial forecasts, and industry insights used by the Regional President and international investors
– Spearheaded cross-functional senior teams (Marketing, Operations, Finance, Legal, HR) to produce strategic reviews for BAT and key competitors
– Prepared strategic presentations for BAT's global CEO and investor relations audiences

Ericsson

10 years 1 month

Senior Global Program Manager, Software Engineering

July 2006 - July 2010 (4 years 1 month)
Kreisfreie Stadt Aachen Area, Germany

– Led R&D Software Engineering program with 150 engineers and product managers across 8 international locations to reduce time-to-market for high-end telecom products
– Managed mission-critical software delivery for telecom operators across EMEA, LATAM, and APAC markets

Global Project Manager

August 2001 - July 2006 (5 years)
Campinas Area, Brazil

Software Engineering Team Lead

July 2000 - July 2001 (1 year 1 month)
County Westmeath, Ireland

Arthur Andersen

Accounting Auditor

January 1998 - June 2000 (2 years 6 months)

Greater Belo Horizonte

– Audited internal controls and financial statements of large publicly traded companies

– Executed financial due diligence for a $28B mining sector merger — one of the largest M&A transactions in the region at the time

Education

University of Cambridge

Master of Business Administration - MBA

Universidade Federal de Minas Gerais

Bachelor of Science - BS, Electrical Engineering